Exhibit 11
SHARE PURCHASE AGREEMENT
NUR MACROPRINTERS LTD.

This Share Purchase Agreement is entered into as of the 26th day of February, 2008, by and between:

1.	Meitav Investment Management Ltd., an Israeli company no. 510831175, organized under the laws of the State of Israel,
4 Berkowitz St., Museum Tower, Tel-Aviv
Attn: Chen Amrani
Fax: 03-7778001
(the "Seller");
On the one side

AND

2.	Kanir Joint Investments (2005) Limited Partnership, an Israeli limited partnership no. 55-022153-5, organized under the laws of the state of Israel,
4 Berkowitz St. - Museum Tower fl. 14. Tel Aviv
Attn: Eran Goren
Fax: 03-6482030
(hereinafter: "Kanir" or the "Purchaser")
On the other side

Recitals

WHEREAS
the Seller holds 520,500 (five hundred two thousand, five hundred)) Ordinary Shares, par value NIS 1.00 per share (hereinafter: the "Shares") of Nur Macroprinters Ltd., a company no. 52-003986-8, organized under the laws of the state of Israel (hereinafter: the "Company");

WHEREAS	the Seller wishes to sell its shares to the Purchaser; and

WHEREAS	Kanir wishes to acquire the shares, on the terms as set forth herein.

NOW THEREFORE, the parties agree as follows:

1  RECITALS AND HEADINGS

1.1.	The recitals, schedules, appendices, annexes and exhibits hereto form an integral part of this Agreement.
1.2.	The paragraph headings are for the sake of convenience of reference only and shall not affect the interpretation of this Agreement.

2.  PURCHASE AND SALE OF THE SHARES
The Seller hereby agrees to sell the Shares to Kanir, and Kanir hereby agrees to purchase from the Seller the Shares. The Shares are registered in an account of the Seller held at Mizrahi Tefahot Bank Ltd. and First International Bank Ltd..

3.  THE CONSIDERATION

In consideration for the Shares, the Purchaser will pay to the Seller, $0.75 USD per Share, and in the aggregate $390,375 (three hundred ninety thousand, three hundred seventy five USD) (hereinafter: the "Consideration").

The Consideration will be paid as follows:

(a)
Upon signature of this Agreement, the Purchaser shall pay the Seller a total sum equal to$ 5% (five per cent) of the Consideration as an irrevocable down payment on the account of the Consideration. Should Kanir not transfer the balance of the Consideration within 30 days from the date of this Agreement, said down payment will be appropriated by the Seller, and shall be the property of the Seller.

(b)
Kanir will pay the Seller the balance of the Consideration (i.e. the Consideration, less the down payment), at the Closing Date. The Closing Date shall be on the date on which all the following shall have occurred, unless otherwise determined by the Seller:

(1)
The Purchaser notified the Seller, in writing, at least one business day prior to the Closing Date that it intends to consummate the purchase of the Shares, while specifying the Closing Date in such notice.

(2)	The Closing Date will be a business day on which the shares are usually traded on the NASDAQ Stock Exchange and the Israeli banks are open, during the business hours of the Seller.
(3)	The Purchaser paid to the Seller the entire amount of the Consideration, in accordance with Section 4 below.
(4)	The Closing Date will be within 30 days of the date hereof.
(c)	On the Closing Date, the Seller will transfer the Shares to Kanir, and Kanir will receive the Shares in an off- market securities sale.
(d)
Subject to performance of this Agreement in accordance with its terms, the parties agree to execute any customary document, as may be reasonably necessary for the finalization of the transaction, as required by any party or Mizrahi Tefahot Bank Ltd. and First International Bank Ltd. or under applicable law.

4	MANNER OF PAYMENT

The payment of the Consideration will be in US Dollars, by way of wire transfer to a bank account designated by the Seller for such purpose. Immediately upon receipt of the Consideration, the Seller shall cause the Shares to be transferred to an account designated by the Purchaser for such purpose.

5	REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller, hereby represents and warrants to the Purchaser as of the date hereof and the Closing Date, as follows:

3.1
Ownership of Shares. The Seller is the sole beneficial owner of the Shares, the Shares are held in accounts with Mizrahi Tefahot Bank Ltd. and First International Bank Ltd. for the sole benefit of the Seller, and the Seller has good and valid title to the Shares free and clear of all Encumbrances. “Encumbrances” shall mean mortgages, charges, pledges, security interests, liens, encumbrances, actions, claims, demands, voting trusts, voting agreements or rights of first offer or refusal arising from any agreement to which the Seller is a party or from any action taken by on or behalf of the Seller, all other than agreements, instruments or actions known to the Company.

3.2
Adequacy of Purchase Price. The Seller is aware that the Purchaser in the future may generate greater value with respect to the Shares than the Seller will receive for such Shares pursuant to this Agreement, especially since the Purchaser is a member of the controlling group of the Company and the Shares may be added to the control block. The Seller is also aware that the Purchaser may purchase Shares of the Company from other shareholders of the Company, including large shareholders, either alone or together with other purchasers, for consideration that may exceed the consideration payable pursuant to this Agreement and/or pursuant to other terms and conditions that may be more favorable to the sellers than the terms and conditions of this Agreement. The Purchaser represents that the price per Share at which the Purchaser may purchase such Shares during the 30-day period commencing on the date of this Agreement shall not exceed the price per Shares payable from the Seller, other than purchases of Shares representing a controlling interest of the sellers thereof. Subject to the preceding representation of the Purchase, the Seller waives any right to receive any consideration for selling its Shares to the Purchaser (other than the consideration specifically payable pursuant to this Agreement) and waives any possible claim against the Purchaser with respect to the fairness of the purchase price payable hereunder.

3.3
Disclaimer. Other than the representations and warranties expressly stated above, the Seller does not make and hereby disclaims any and all representations and warranties with respect to the Shares and the transactions contemplated hereby. For the avoidance of doubt, it is hereby acknowledged that the Seller makes no representations or warranties with respect to the Company.

6	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

6.1
The Purchaser hereby represents and warrants that it is aware that the Shares will not be transferred to it until the aggregate amount of the Consideration is transferred to the Seller's bank accounts.

6.2
Since the Purchaser is a member of the controlling group of the Company and is therefore aware of the legal, financial and business status and affairs of the Company, the Purchaser has not found it necessary to conduct any “due diligence” examination of the Company. Further, the Purchaser has expressly waived the receipt of any warranties and representations from the Seller as to the Company. The Purchaser waives any right to rescind this Agreement and/or to obtain any refund or reduction in the consideration to be paid to the Seller hereunder for the Shares and waives any possible claim against the Seller with respect to the fairness of the purchase price payable hereunder, even in the event that following the Closing any additional or new facts shall come to the attention of Purchaser regarding the Company of which the Purchaser may not have been aware at time of execution of this Agreement.

6.3
The Purchaser hereby represents and warrants that it agrees that other than the representations and warranties set forth in Section 5 above and the covenants of the Seller set forth in this Agreement, (i) the Shares will be transferred to Purchaser AS IS, and (ii) it hereby expressly waives, absolutely and irrevocably, any demands, claims, rights, obligations, damages and liabilities of any nature whatsoever against the Seller in connection therewith or with respect to the sale hereunder and the Company and hereby releases and forever discharges the Seller from any such demands, claims, rights, obligations, damages and liabilities.

6.4
The Purchaser hereby represents and warrants that there is no legal or other restriction, encumbrance, hindrance or cause preventing it from executing this Agreement and performing the transactions contemplated hereunder, inter alia preventing it from purchasing the Shares, and that it has retained all approvals and authorizations required by law, regulation or contract required or recommended to fulfill all of its commitments and obligations hereunder, including, to purchase the Shares, and that the execution of this Agreement will not violate any law, including, without limitation, any securities laws.

7.  MISCELLANEOUS

7.1
Delays or Omissions; Waiver

No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy.

No omission or delay to exercise any right, power, or remedy accruing to any party hereto upon any breach or default by the other under this Agreement shall impair any such right, or remedy nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein or in any similar breach or default thereafter occurring.

7.2
Governing Law

It is agreed that the Agreement and all circumstances related hereto shall be governed by and construed in accordance with the laws of the state of Israel. Any disputes in connection with the performance of this agreement and related to the circumstances hereof, shall be resolved solely by Tel Aviv - Jaffa courts.

7.3
Communications

The parties' addresses for the matters of this agreement are as set above at the beginning of this Agreement. Any notice so addressed shall be deemed to be given: if delivered by hand or facsimile, on the date of such delivery (of if such date is not a business day, on the next business day); if mailed by courier, on the second business day following the date of such mailing; and if mailed by registered or certified mail, on the fifth business day after the date of such mailing.

7.4
Further Assurances

Each of the parties shall promptly execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

7.5
Withholding Tax

The Purchaser shall be entitled to deduct and withhold from the Consideration otherwise payable pursuant to this Agreement to the Seller the amounts required to be deducted and withheld under any applicable law, provided, however, that if the Seller obtains a tax ruling and/or exemption from any applicable governmental authority in a form reasonably satisfactory to the Purchaser, deduction and withholding of any amounts under the tax laws of such governmental authority’s jurisdiction shall be made only in accordance with the provisions of such ruling and/or exemption. To the extent that amounts are so withheld by the Purchaser, such withheld amounts (i) shall be remitted by the Purchaser to the applicable governmental authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Seller in respect of which such deduction and withholding was made by the Purchaser.

7.6	Counterparts This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

7.7
Remedies

In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Seller will be entitled to specific performance under this Agreement.

7.8
No Third-Party Beneficiaries

Except as otherwise set forth expressly herein, this Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assignees.

IN WITNESS WHEREOF, this Agreement has been duly executed by:

Meitav Investment Management Ltd. By: /s/ Avner Stepak Name: Avner Stepak Title: Authorized Signatory
Kanir Joint Investments (2005)
Limited Partnership

By: Kanir Investments Ltd.
Its General Partner

By: /s/ Ran Fridrich
Name: Ran Fridrich
Title: Director

By: /s/ Menahem Raphael
Name: Ran Fridrich
Title: Director

Share Purchase Agreement Share Purchase Agreement